Exhibit 99.1

Performance Sports Group Appoints Executive Vice President, Baseball/Softball

20-Year Sports Business Executive Todd Harman to lead Easton Baseball/Softball

EXETER, N.H. — March 23, 2015 — Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG), a leading developer and manufacturer of high performance sports equipment and apparel, today announced that it has appointed Todd Harman to Executive Vice President, Baseball/Softball. Harman, who brings more than 20 years of experience in the sporting goods industry, will lead all aspects of the Easton Baseball/Softball business.

Harman was most recently President of Cleveland Golf, USA and had held various positions of increasing responsibility during his 18-year career with Rogers Cleveland Golf Company.  Harman held the positions of President of Cleveland Golf Europe, Vice President of Marketing and New Business, and Director of Product Marketing after beginning his tenure with Rogers Cleveland Golf Company as Product Manager.

“Todd brings a well-rounded perspective to Easton Baseball/Softball as a result of the various positions he held at Cleveland Golf,” said Kevin Davis, President and CEO, Performance Sports Group. “It is rare to find a seasoned leader like Todd that has vast experience in several different business functions including sales, marketing and product development, combined with a strong passion for baseball and softball. There is no doubt that his expertise, drive and passion will be significant assets as we continue our efforts to grow our baseball and softball business.”

A graduate of California State University, Long Beach, Harman was an avid baseball player, playing competitive baseball throughout his childhood and high school.

“As a Southern California guy who grew up playing the game, I am extremely excited for the opportunity to join a company as iconic as Easton,” Harman said. “It isn’t very often that you get to take over the reins of an industry leader, especially one that has such a deep and rich history like Easton. I look forward to continuing the steady flow of innovation that has become synonymous with Easton as well as growing the overall baseball and softball business of Performance Sports Group.”

Harman replaces Cliff Hall who led the integration of Easton Baseball/Softball with Performance Sports Group.

“I want to thank Cliff for the excellent work he did in the all-important integration process since we acquired Easton in April of last year,” Davis said. “Easton is well positioned to continue its steady growth and the addition of Todd will maintain the team’s focus on delivering the sport’s most innovative products and building strong consumer connections.”

ABOUT PERFORMANCE SPORTS GROUP LTD.

Performance Sports Group Ltd. (NYSE: PSG) (TSX: PSG) is a leading developer and manufacturer of ice hockey, roller hockey, lacrosse, baseball and softball sports equipment, as well as related apparel and soccer apparel. The Company is the global leader in hockey with the strongest and most recognized brand, and it holds the No. 1 North American position in baseball and softball. Its products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names and are distributed by sales representatives and independent distributors throughout the world. The Company is focused on building its leadership position by growing market share in all product categories and pursuing strategic acquisitions. The Company is a member of the S&P/Toronto Stock Exchange

Composite Index. For more information, please visit www.PerformanceSportsGroup.com

ABOUT EASTON

Easton is a leading manufacturer of baseball and softball equipment and has the most iconic brand in these sports. Headquartered in Van Nuys, Calif., the company manufactures bats, apparel, bags, helmets, catcher’s equipment and related accessories. The company’s commitment to innovation and game-changing technologies, such as introducing the industry’s first true aluminum bat, drove its growth to the No. 1 position in North America, including the No. 1 bat of choice by players in the College World Series of Omaha®, Women’s College World Series® and Little League Baseball® World Series. Performance Sports Group Ltd., the parent company of Easton, is a publically-traded company on the New York Stock Exchange and the Toronto Stock Exchange whose affiliates market products under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, COMBAT and EASTON brand names. Performance Sports Group is a member of the S&P/Toronto Stock Exchange Composite Index. For more information about Easton, visit www.easton.com

Company Contact:

Amir Rosenthal

Chief Financial Officer

Tel 1-603-610-5802

investors@performancesportsgroup.com

Investor Relations:

Liolios Group Inc.

Scott Liolios or Cody Slach

Tel 1-949-574-3860

PSG@liolios.com

Media Contact:

Steve Jones

Sr. Director, Corporate Communications

Tel 1-603-430-2111

media@performancesportsgroup.com